Exhibit 99.1

Vipshop Reports Unaudited First Quarter 2021 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on May 19, 2021

Guangzhou, China, May 19, 2021 – Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Highlights

•	Total net revenue for the first quarter of 2021 increased by 51.1% year over year to RMB28.4 billion (US$4.3 billion) from RMB18.8 billion in the prior year period.

•	GMV[1] for the first quarter of 2021 increased by 59% year over year to RMB46.1 billion from RMB28.9 billion in the prior year period.

•	Gross profit for the first quarter of 2021 increased by 54.7% year over year to RMB5.6 billion (US$853.9 million) from RMB3.6 billion in the prior year period.

•	Net income attributable to Vipshop’s shareholders for the first quarter of 2021 increased by 125.7% year over year to RMB1.5 billion (US$235.9 million) from RMB684.8 million in the prior year period.

•

Non-GAAP net income attributable to Vipshop’s shareholders[2] for the first quarter of 2021 increased by 73.7% year over year to RMB1.7 billion (US$261.4 million) from RMB986.1 million in the prior year period.

•	The number of active customers[3] for the first quarter of 2021 increased by 54% year over year to 45.8 million from 29.6 million in the prior year period.

•	Total orders[4] for the first quarter of 2021 increased by 44% year over year to 175.5 million from 121.7 million in the prior year period.

[1]

“Gross merchandise value (GMV)” is defined as the total Renminbi value of all products and services sold through the Company’s online sales business, online marketplace platform, offline stores, and Shan Shan Outlets during the relevant period, including through the Company’s websites and mobile apps, third-party websites and mobile apps, Vipshop offline stores and Vipmaxx offline stores, as well as Shan Shan Outlets that were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, the Company does not consider products or services to be sold if the relevant orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

[2]

Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) amortization of intangible assets resulting from business acquisitions, (iv) tax effect of amortization of intangible assets resulting from business acquisitions, (v) investment gain and revaluation of investments excluding dividends, (vi) tax effect of investment gain and revaluation of investments excluding dividends, and (vii) share of loss (gain) in investment of limited partnerships that are accounted for as equity method investees.

[3]	“Active customers” is defined as registered members who have purchased from the Company’s online sales business or the Company’s online marketplace platforms at least once during the relevant period.
[4]

“Total orders” is defined as the total number of orders placed during the relevant period, including the orders for products and services sold through the Company’s online sales business and the Company’s online marketplace platforms (excluding, for the avoidance of doubt, orders from the Company’s offline stores and outlets), net of orders returned.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “We are glad to have delivered another quarter of strong financial and operational results in the first quarter of 2021. Our number of active customers for the quarter grew by 54% year over year to 45.8 million from 29.6 million in the same period last year, demonstrating continued robust customer acquisition trends. We are keenly focused on strengthening our leadership in China’s discount retail market through the solid execution of our merchandising strategy. Our close and long-term relationships with our key suppliers in apparel-related categories give us the advantage in continuing to deepen our collaboration with them through Made-for-Vipshop products, which will further differentiate us from other marketplace platforms and increase the stickiness of our customers over time.”

Mr. David Cui, Chief Financial Officer of Vipshop, further commented, “During the first quarter of 2021, we delivered strong topline growth and solid profitability, driven by the robust growth in the number of active customers. In addition, we generated robust free cash inflow of RMB10.1 billion for the trailing twelve months ended March 31, 2021, as compared with RMB2.3 billion in the prior year period. Looking ahead, we will continue to balance our topline and bottom-line growth, aiming to grow as fast as possible while keeping our margins stable. We are committed to delivering long-term, sustainable shareholder value.”

First Quarter 2021 Financial Results

REVENUE

Total net revenue for the first quarter of 2021 increased by 51.1% year over year to RMB28.4 billion (US$4.3 billion) from RMB18.8 billion in the prior year period, primarily driven by the growth in the number of total active customers.

GROSS PROFIT

Gross profit for the first quarter of 2021 increased by 54.7% year over year to RMB5.6 billion (US$853.9 million) from RMB3.6 billion in the prior year period. Gross margin for the first quarter of 2021 increased to 19.7% from 19.2% in the prior year period.

OPERATING EXPENSES

Total operating expenses for the first quarter of 2021 were RMB4.4 billion (US$668.7 million), as compared with RMB3.0 billion in the prior year period. As a percentage of total net revenue, total operating expenses for the first quarter of 2021 decreased to 15.4% from 15.9% in the prior year period.

•

Fulfillment expenses for the first quarter of 2021 were RMB1.8 billion (US$273.7 million), as compared with RMB1.4 billion in the prior year period. As a percentage of total net revenue, fulfillment expenses for the first quarter of 2021 decreased to 6.3% from 7.4% in the prior year period.

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•

Marketing expenses for the first quarter of 2021 were RMB1.3 billion (US$197.5 million), as compared with RMB412.3 million in the prior year period. As a percentage of total net revenue, marketing expenses for the first quarter of 2021 were 4.6%, as compared with 2.2% in the prior year period, primarily attributable to increased investment in advertising activities relating to customer acquisition and retention.

•

Technology and content expenses for the first quarter of 2021 decreased to RMB337.5 million (US$51.5 million) from RMB338.4 million in the prior year period. As a percentage of total net revenue, technology and content expenses for the first quarter of 2021 decreased to 1.2% from 1.8% in the prior year period.

•

General and administrative expenses for the first quarter of 2021 were RMB956.7 million (US$146.0 million), as compared with RMB839.2 million in the prior year period. As a percentage of total net revenue, general and administrative expenses for the first quarter of 2021 decreased to 3.4% from 4.5% in the prior year period.

INCOME FROM OPERATIONS

Income from operations for the first quarter of 2021 increased by 93.2% year over year to RMB1.5 billion (US$230.7 million) from RMB782.2 million in the prior year period. Operating margin for the first quarter of 2021 increased to 5.3% from 4.2% in the prior year period.

Non-GAAP income from operations5 for the first quarter of 2021, which excluded share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, increased by 66.0% year over year to RMB1.7 billion (US$265.2 million) from RMB1.0 billion in the prior year period. Non-GAAP operating income margin6 for the first quarter of 2021 increased to 6.1% from 5.6% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the first quarter of 2021 increased by 125.7% year over year to RMB1.5 billion (US$235.9 million) from RMB684.8 million in the prior year period. Net margin attributable to Vipshop’s shareholders for the first quarter of 2021 increased to 5.4% from 3.6% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS7 for the first quarter of 2021 increased to RMB2.18 (US$0.33) from RMB1.00 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders for the first quarter of 2021, which excluded (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) amortization of intangible assets resulting from business acquisitions, (iv) tax effect of amortization of intangible assets resulting from business acquisitions, (v) investment gain and revaluation of investments excluding dividends, (vi) tax effect of investment gain and revaluation of investments excluding dividends, and (vii) share of loss (gain) in investment of limited partnerships that are accounted for as equity method investees, increased by 73.7% year over year to RMB1.7 billion (US$261.4 million) from RMB986.1 million in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders8 for the first quarter of 2021 increased to 6.0% from 5.2% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS9 for the first quarter of 2021 increased to RMB2.41 (US$0.37) from RMB1.44 in the prior year period.

[5]

Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

[6]	Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.
[7]	“ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.
[8]

Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

[9]

Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders~~,~~ divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

For the quarter ended March 31, 2021, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 709,213,000.

BALANCE SHEET AND CASH FLOW

As of March 31, 2021, the Company had cash and cash equivalents and restricted cash of RMB15.1 billion (US$2.3 billion) and short term investments of RMB3.7 billion (US$568.2 million).

For the quarter ended March 31, 2021, net cash used in operating activities was RMB439.0 million (US$67.0 million), and free cash flow10, a non-GAAP measurement of liquidity, was as follows:

For the three months ended

	Mar 31, 2020 RMB’000	Mar 31, 2021 RMB’000	Mar 31, 2021 US$’000
Net cash used in operating activities	(1,698,611)	(439,020)	(67,008)
Reconciling items:
Net impact from Internet financing activities[11]	(645,838)	(53,855)	(8,220)
Capital expenditures	(692,045)	(733,448)	(111,946)

Free cash outflow	(3,036,494)	(1,226,323)	(187,174)

For the trailing twelve months ended

	Mar 31, 2020 RMB’000	Mar 31, 2021 RMB’000	Mar 31, 2021 US$’000
Net cash from operating activities	6,266,508	13,080,035	1,996,403
Reconciling items:
Net impact from Internet financing activities[11]	(104,832)	(634,484)	(96,841)
Capital expenditures	(3,888,818)	(2,313,299)	(353,078)

Free cash inflow	2,272,858	10,132,252	1,546,484

[10]

Free cash flow is a non-GAAP financial measure, which is defined as net cash from (used in) operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights, and purchase of other assets.

[11]

Net impact from Internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to its customers and suppliers.

Business Outlook

For the second quarter of 2021, the Company expects its total net revenue to be between RMB28.9 billion and RMB30.1 billion, representing a year-over-year growth rate of approximately 20% to 25%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency conversions of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.5518 to US$1.00, the effective noon buying rate on March 31, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2021, or at any other rate.

Conference Call Information

The Company will hold a conference call on Wednesday, May 19, 2021 at 7:30 am Eastern Time or 7:30 pm Beijing Time to discuss its financial results and operating performance for the first quarter of 2021.

All participants wishing to join the conference call must pre-register online using the link provided below. Once pre-registration has been complete, participants will receive dial-in numbers, a passcode, and a unique registrant ID. To join the conference, simply dial the number in the calendar invite you receive after pre-registration, enter the passcode followed by your PIN, and you will join the conference instantly.

Conference ID	#7584923
Registration Link	http://apac.directeventreg.com/registration/event/7584923

The replay will be accessible through May 27, 2021 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	#7584923

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; the potential impact of the COVID-19 to Vipshop’s business operations and the economy in China and elsewhere generally; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that comparative consolidated statements of income and cash flows for the period presented and detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”), have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating income margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) amortization of intangible assets resulting from business acquisitions, (iv) tax effect of amortization of intangible assets resulting from business acquisitions, (v) investment gain and revaluation of investments excluding dividends, (vi) tax effect of investment gain and revaluation of investments excluding dividends, and (vii) share of loss (gain) in investment of limited partnerships that are accounted for as equity method investees. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenue. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenue. Free cash flow is net cash from operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights, and purchase of other assets. Impact from Internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (a) share-based compensation, (b) impairment loss of investments, (c) amortization of intangible assets resulting from business acquisitions, (d) investment gain and revaluation of investments excluding dividends, and (e) share of loss (gain) in investment of limited partnerships that are accounted for as equity method investees add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (1) non-cash share-based compensation expenses, (2) impairment loss of investments, (3) amortization of intangible assets resulting from business acquisitions, (4) investment gain and revaluation of investments excluding dividends, and (5) share of loss (gain) in investment of limited partnerships that are accounted for as equity method investees. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from Internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure and technology platform. Share-based compensation expenses and amortization of intangible assets have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended
	March 31,2020	March 31,2021	March 31,2021
	RMB’000	RMB’000	USD’000
Product revenues	17,964,195	27,221,752	4,154,851
Other revenues (1)	828,660	1,176,745	179,606

Total net revenues	18,792,855	28,398,497	4,334,457

Cost of revenues	(15,175,739)	(22,803,674)	(3,480,520)

Gross profit	3,617,116	5,594,823	853,937

Operating expenses:
Fulfillment expenses (2)	(1,393,690)	(1,793,138)	(273,686)
Marketing expenses	(412,305)	(1,294,068)	(197,513)
Technology and content expenses	(338,398)	(337,516)	(51,515)
General and administrative expenses	(839,220)	(956,688)	(146,019)

Total operating expenses	(2,983,613)	(4,381,410)	(668,733)

Other operating income	148,688	298,000	45,484

Income from operations	782,191	1,511,413	230,688
Investment gain and revaluation of investments	42,553	97,936	14,948
Impairment loss of investments	(5,046)	0	0
Interest expense	(35,395)	(3,696)	(564)
Interest income	81,190	153,424	23,417
Foreign exchange gain	48,754	30,950	4,724

Income before income tax expense and share of gain of equity method investees	914,247	1,790,027	273,213
Income tax expenses	(172,716)	(306,959)	(46,851)
Share of (loss) gain of equity method investees	(60,639)	64,642	9,866

Net income	680,892	1,547,710	236,228
Net loss(income) attributable to non-controlling interests	3,933	(2,240)	(342)

Net income attributable to Vipshop’s shareholders	684,825	1,545,470	235,886
Shares used in calculating earnings per share (3):
Weighted average number of Class A and Class B ordinary shares:
—Basic	134,326,928	136,459,216	136,459,216
—Diluted	136,909,242	141,842,600	141,842,600
Net earnings per Class A and Class B ordinary share
Net income attributable to Vipshop’s shareholders—Basic	5.10	11.33	1.73
Net income attributable to Vipshop’s shareholders—Diluted	5.00	10.90	1.66
Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	1.02	2.27	0.35
Net income attributable to Vipshop’s shareholders—Diluted	1.00	2.18	0.33

(1)

Other revenues primarily consist of revenues from third-party logistics services, product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products, interest income from microcredit and consumer financing services, inventory and warehouse management services to certain suppliers, loan facilitation service income, and lease income earned from the Shan Shan Outlets.

(2)	Fulfillment expenses include shipping and handling expenses, which amounted RMB 0.8 billion and RMB 1.2 billion in the three month periods ended March 31,2020 and March 31,2021, respectively.
(3)

Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

	Three Months Ended
	March 31,2020	March 31,2021	March 31,2021
	RMB’000	RMB’000	USD’000
Share-based compensation expenses are included in the operating expenses as follows:
Fulfillment expenses	27,215	19,750	3,014
Marketing expenses	3,939	4,289	655
Technology and content expenses	44,402	52,581	8,025
General and administrative expenses	171,455	143,517	21,905

Total	247,011	220,137	33,599

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	December 31,2020	March 31,2021	March 31,2021
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	11,995,415	14,435,039	2,203,217
Restricted cash	815,906	652,129	99,534
Short term investments	7,328,719	3,722,773	568,206
Accounts receivable, net	334,529	404,021	61,666
Amounts due from related parties	333,539	377,222	57,575
Other receivables and prepayments,net	2,286,359	2,148,554	327,933
Loan receivables,net	27,258	13,773	2,102
Inventories	7,642,509	5,818,758	888,116
Assets held for sale	408,748	19,528	2,981

Total current assets	31,172,982	27,591,797	4,211,330

NON-CURRENT ASSETS
Property and equipment, net	13,584,459	13,567,591	2,070,819
Deposits for property and equipment	73,718	78,468	11,977
Land use rights, net	6,062,792	5,961,466	909,897
Intangible assets, net	333,022	326,910	49,896
Investment in equity method investees	1,949,787	1,974,677	301,395
Other investments	2,861,034	3,024,524	461,633
Other long-term assets	100,328	303,923	46,388
Goodwill	593,662	593,662	90,611
Deferred tax assets, net	628,267	660,529	100,816
Operating lease right-of-use assets	1,580,763	1,463,294	223,342

Total non-current assets	27,767,832	27,955,044	4,266,774

TOTAL ASSETS	58,940,814	55,546,841	8,478,104

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Short term loans	1,043,426	122,438	18,688
Accounts payable	15,191,313	10,788,863	1,646,702
Advance from customers	1,558,891	1,473,117	224,842
Accrued expenses and other current liabilities	7,696,996	7,489,426	1,143,110
Amounts due to related parties	444,100	512,360	78,201
Deferred income	334,431	324,951	49,597
Operating lease liabilities	299,791	301,109	45,958

Total current liabilities	26,568,948	21,012,264	3,207,098

NON-CURRENT LIABILITIES
Deferred tax liability	432,995	435,485	66,468
Deferred income-non current	1,070,891	1,055,681	161,128
Operating lease liabilities	1,360,946	1,250,183	190,815
Other long term liabilities	121,245	147,622	22,531

Total non-current liabilities	2,986,077	2,888,971	440,942

TOTAL LIABILITIES	29,555,025	23,901,235	3,648,040

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 119,223,484 and 121,962,190 shares issued and outstanding as of December 31, 2020 and March 31,2021, respectively)	77	79	12
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 15,560,358 shares issued and outstanding as of December 31, 2020 and March 31,2021, respectively)	11	11	2
Additional paid-in capital	10,816,185	11,453,486	1,748,143
Retained earnings	17,740,415	19,285,885	2,943,601
Accumulated other comprehensive loss	(58,954)	(53,783)	(8,208)
Non-controlling interests	888,055	959,928	146,514

Total shareholders’ equity	29,385,789	31,645,606	4,830,064

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	58,940,814	55,546,841	8,478,104

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	March 31,2020	March 31,2021	March 31,2021
	RMB’000	RMB’000	USD’000
Income from operations	782,191	1,511,413	230,688
Share-based compensation expenses	247,011	220,137	33,599
Amortization of intangible assets resulting from business acquisitions	17,689	5,896	900

Non-GAAP income from operations	1,046,891	1,737,446	265,187

Net income attributable to Vipshop’s shareholders	684,825	1,545,470	235,886
Share-based compensation expenses	247,011	220,137	33,599
Impairment loss of investments	5,046	0	0
Investment gain and revaluation of investments excluding dividends	(9,895)	(54,111)	(8,259)
Share of loss(gain) in investment of limited partnerships that are accounted for as an equity method investee	56,327	(9,972)	(1,522)
Tax effect of investment gain and revaluation of investments excluding dividends	(10,468)	6,747	1,030
Amortization of intangible assets resulting from business acquisitions	17,689	5,896	900
Tax effect of amortization of intangible assets resulting from business acquisitions	(4,422)	(1,474)	(225)

Non-GAAP net income attributable to Vipshop’s shareholders	986,113	1,712,693	261,409

Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	134,326,928	136,459,216	136,459,216
—Diluted	136,909,242	141,842,600	141,842,600
Non-GAAP net income per Class A and Class B ordinary share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	7.34	12.55	1.92
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	7.20	12.07	1.84
Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	1.47	2.51	0.38
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	1.44	2.41	0.37